UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                       FORM 12B-25

              Commission File Number 1-2348

                NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q
[ ]Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
- --------------------------------

Full name of registrant: Pacific Gas and Electric Company

Former name if applicable:

Address of principal executive office: 77 Beale Street, P.O. Box 770000

City, state and zip code: San Francisco, California 94177


PART II -- RULES 12b-25(b) AND (c)
- ----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b) The subject annual report, semi-annual report, transition
	report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[x]	prescribed due date; or the subject quarterly report or transition
	report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
- ---------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

On March 27, 2001, the California Public Utilities Commission (CPUC) adopted several decisions applicable to Pacific Gas and Electric Company (Utility), the California utility subsidiary of PG&E Corporation. One of these decisions adopts significant changes to the regulatory accounting mechanisms in effect since January 1, 1998. These decisions are described in a Current Report on Form 8-K filed by the Utility and PG&E Corporation with the Securities and Exchange Commission on March 30, 2001. Due to the adoption of these retroactive accounting changes and the need for PG&E Corporation and the Utility to evaluate the CPUC decisions, each of PG&E Corporation and the Utility are unable to timely file its Annual Report on Form 10-K by the due date, April 2, 2001, without unreasonable effort or expense. Such reports shall be filed no later than April 17, 2001.


PART IV -- OTHER INFORMATION
- ----------------------------

(1) Name and telephone number of person to contact in regard to this notification

     Kathleen M. Hayes              415                 817-8204
    -------------------          ---------          ----------------
          (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes   [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Under the 1996 California electric industry restructuring legislation, Assembly Bill 1890, most transition costs (uneconomic generation-related costs) must be collected by December 31, 2001. Under a prior CPUC decision, any costs incurred during the transition period but not recovered before the end of the transition period are not recoverable from customers. Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," permits the Utility to defer costs as regulatory assets if such costs are determined to be probable of recovery in future rates. If the Utility determines that regulatory assets are no longer probable of recovery through regulated rates, they must be written off. Transition costs may only be recovered through the competition transition charge (the amount of revenues remaining after paying authorized operating costs), the excess of market value of generating assets over book value, and retained generation revenues. Power procurement costs are recoverable only from revenues from frozen rates. Power procurement costs for the remainder of 2001 and amortization of remaining transition costs are expected to exceed revenues from retail rates provided for recovery of such costs. As a result, absent a regulatory or legislative solution that provides for full recovery of such costs, the Utility's and PG&E Corporation's financial results for the fourth quarter and the fiscal year ended 2000 would include a charge of approximately $6.9 billion ($4.1 billion after tax), reflecting a write-off of regulatory assets as of December 31, 2000.


Pacific Gas and Electric Company
- --------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Kent M. Harvey
Date: April 2, 2001 		By________________________________________
                                Kent M. Harvey
                                Senior Vice President, Chief
                                Financial Officer, and Treasurer